oerlikon

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082-34643

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2006 DEC 12 A 9:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

06019121

SUPPL

Date December 5, 2006
Contact Martina C. Schuler

Unaxis Holding Inc.

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M. C. Schuler
Corporate Communications

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Enclosure

- **Oerlikon acquires UK laser specialist Exitech Ltd.**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

JW 8/13/07

Extension of value added chain at Oerlikon Solar

Oerlikon acquires UK laser specialist Exitech Ltd.

Pfäffikon SZ, December 5, 2006 **– Last week, OC Oerlikon Corporation Ltd., Pfäffikon, acquired the laser technology, staff and equipment of the UK company Exitech Ltd. in an asset deal. Exitech is considered one of the leading providers of nano and micro laser systems worldwide. Oerlikon's Optics, Solar and Wafer Processing business units in particular stand to benefit from this acquisition. Exitech will be integrated in the Oerlikon Optics business unit.**

Lasers play a key role in the production of minute surface structures measuring a few billionths of a meter (nanometers). This technology is highly significant for Oerlikon. In the production of thin film solar modules, for instance, the coated glass surface is divided into solar cells by what is known as laser scribing. Thanks to the cutting properties of lasers, the solar cells are formed into functioning modules without having to be specially assembled. So far, Oerlikon has had to purchase external technology for this important process. "With Exitech's expertise, which we will now integrate in Oerlikon, we will be able to control the full value adding process in the solar segment," says Oerlikon CEO Thomas Limberger.

The acquisition of Exitech's laser technology opens up valuable know-how for other Oerlikon business units, too, in fields such as the manufacturing and structuring of color filters and optic sensors or the production of semiconductors. In the words of Thomas Limberger: "Exitech will provide crucial impetus for the development of our competencies in nano and laser technology. We are happy that we are not only taking Exitech's technology on board, but also their staff. They will play an important part in the growth of Oerlikon's solar business."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

oerlikon

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

oerlikon

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date December 4, 2006
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M.C. Schuler

Corporate Communications

Enclosure

- **Provisional Interim Result regarding the Public Tender Offer for Saurer AG**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

oerlikon

Media release

Rule 12g3-2(b) File No. 82-5190

Provisional Interim Result regarding the Public Tender Offer for Saurer AG

- **Public Tender Offer declared successful**
- **Oerlikon holds 89.26% of Saurer**

Pfäffikon SZ, December 4, 2006 – On October 18, 2006, the OC Oerlikon Corporation AG, Pfäffikon ("Oerlikon") submitted a public tender offer ("Offer") for all publicly held registered shares of Saurer AG, Arbon ("Saurer" and "Saurer Shares" respectively). On November 6, 2006, Oerlikon published an amendment to the Offer. Until the expiry of the offer period on December 1, 2006, Oerlikon obtained 1'404'162 Saurer Shares tendered into the Offer. This corresponds to 17.64% of the issued and, at the time of the publication of the Offer, publicly held Saurer Shares. In addition, as of the end of the offer period, Oerlikon has acquired 4'994'572 Saurer Shares on and off the stock exchange, which corresponds to 62.73% of the issued and, at the time of the publication of the Offer, publicly held Saurer Shares. Thus, the success rate is in the aggregate 80.37%. Taking into consideration the Saurer Shares already held by Oerlikon prior to the publication of the Offer and the Saurer Shares held by Saurer itself, Oerlikon in total holds 89.26% of the share capital and the voting rights of Saurer.

To the extent that condition (b) of the Offer - the approval or clearance by the competent competition authorities - is not yet satisfied, Oerlikon waives that condition. As a consequence, condition (a) of the Offer - no decision by any authority prohibiting the completion of the Offer - is deemed satisfied. Therefore, Oerlikon declares the Offer successful.

As noted in the amendment to the prospectus, an additional acceptance period of ten trading days will run from December 8, 2006 to December 21, 2006 in order for those holders of Saurer Shares who have not yet tendered their Saurer Shares to be able to tender them to the Offer. The offer price per Saurer Share amounts to CHF 135.00 net and will be paid on or about January 10, 2007.

The present information about the interim result regarding the public tender offer is provisional. Oerlikon will publish the final interim result on December 8, 2006 in German

 in the *Neue Zürcher Zeitung* and the *Tages-Anzeiger* as well as in French in *Le Temps* and *l'AGEFI*. Additionally, it will be published in German in the *Finanz und Wirtschaft* on December 9, 2006. The final interim result will also be supplied to Bloomberg on December 8, 2006.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a global infrastructure with approximately 80 locations in 25 countries.

The following restrictions apply for the public tender offer described in this media release:

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to shareholders of Saurer AG, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

oerlikon

Other Jurisdictions

This offer is not, directly or indirectly, made in a country or jurisdiction in which such offer would be illegal, otherwise violate the applicable law or an ordinance or which would require OC Oerlikon Corporation AG, Pfäffikon to change the terms or conditions of the offer in any way, to submit an additional filing to, or perform additional actions in relation to, any governmental, regulatory or legal authority. It is not intended to extend the offer to any such country or such jurisdiction. Documents relating to the offer must neither be distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Saurer AG by any person or entity from such countries or jurisdictions.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com